UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 1 August 2024, London UK

US FDA expands Jemperli (dostarlimab) plus chemotherapy approval to all adult patients with primary advanced or recurrent endometrial cancer as the first and only immuno-oncology-based treatment to show an overall survival benefit

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Jemperli approval now includes MMRp/MSS tumours, which represent majority of endometrial cancer cases

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Jemperli plus chemotherapy demonstrated a statistically significant and clinically meaningful 31% reduction in risk of death versus chemotherapy alone

GSK plc (LSE/NYSE: GSK) today announced the US Food and Drug Administration (FDA) has approved Jemperli (dostarlimab) in combination with carboplatin and paclitaxel (chemotherapy) followed by Jemperli as a single agent for the treatment of adult patients with primary advanced or recurrent endometrial cancer. This approval broadens the previous indication for Jemperli plus chemotherapy to include patients with mismatch repair proficient (MMRp)/microsatellite stable (MSS) tumours who represent 70-75% of patients diagnosed with endometrial cancer and who have limited treatment options. The supplemental Biologics License Application (sBLA) supporting this expanded indication received Priority Review and was approved ahead of the Prescription Drug User Fee Act action date.

Hesham Abdullah, Senior Vice President, Global Head Oncology, R&D, GSK, said: ÒJemperli plus chemotherapy is the first and only immuno-oncology regimen to show significant and meaningful improvement in overall survival for adult patients with primary advanced or recurrent endometrial cancer regardless of biomarker status. We are thrilled this option is now available for more patients in the US, including the 70-75% with MMRp/MSS tumours where treatment options have been limited.Ó

TodayÕs expanded approval is based on results from dual primary endpoints of investigator-assessed progression-free survival (PFS) and overall survival (OS) from Part 1 of the RUBY phase III trial. RUBY Part 1 is the only clinical trial in this setting to show a statistically significant OS benefit in the full population of patients with primary advanced or recurrent endometrial cancer, demonstrating a 31% reduction in risk of death (HR: 0.69; 95% CI: 0.54Ð0.89) compared to chemotherapy alone.

At the 2.5-year landmark, 61% (95% CI: 54-67) of patients in the Jemperli plus chemotherapy group compared to 49% (95% CI: 43-55) in the chemotherapy group were alive. In addition, a 16.4-month improvement in median OS was observed with Jemperli plus chemotherapy versus chemotherapy alone (44.6 months [95% CI: 32.6ÐNR] vs. 28.2 months [95% CI: 22.1Ð35.6], respectively). The median duration of follow-up was more than three years.[1] The safety and tolerability analysis from RUBY Part 1 showed a safety profile for Jemperli and carboplatin-paclitaxel that was generally consistent with the known safety profiles of the individual agents. The most common treatment-emergent adverse events (³ 20%) in patients receiving Jemperli plus chemotherapy were nausea, alopecia, fatigue, peripheral neuropathy, anaemia, arthralgia, constipation, diarrhoea, myalgia, rash, hypomagnesemia, decreased appetite, peripheral sensory neuropathy and vomiting.

Matthew Powell, MD, Chief, Division of Gynecologic Oncology, Washington University School of Medicine, and US principal investigator of the RUBY trial said: ÒThe initial approval of Jemperli plus chemotherapy was practice-changing for patients with dMMR/MSI-H primary advanced or recurrent endometrial cancer and todayÕs expanded approval will offer even more patients the opportunity for improved outcomes. This is the only immuno-oncology treatment regimen that has shown a statistically significant overall survival benefit for the full patient population, which is a meaningful step forward in treating this challenging cancer.Ó

Adrienne Moore, Survivor, Founding Member and President of Endometrial Cancer Action Network for African-Americans (ECANA) said: ÒWith this expanded approval for Jemperli plus chemotherapy, GSK is bringing a much-needed new treatment regimen to the endometrial cancer community that may help patients with primary advanced or recurrent endometrial cancer live longer, providing hope to patients and their families. Survivors and advocates should be excited by todayÕs news and especially delighted that this approval means that more patients in the US who are diagnosed with endometrial cancer will have a new treatment option.Ó

About endometrial cancer
Endometrial cancer is found in the inner lining of the uterus, known as the endometrium. Endometrial cancer is the most common gynaecologic cancer in developed countries,[2] with an estimated 1.6 million people living with active disease at any stage and 417,000 new cases reported each year worldwide.[3] Incidence rates are expected to rise by approximately 40% between 2020 and 2040.[4] Approximately 15-20% of patients with endometrial cancer will be diagnosed with advanced disease at the time of diagnosis.[5] Among patients with primary advanced or recurrent endometrial cancer, approximately 70-75% have MMRp/MSS tumours.[6]

About RUBY
RUBY is a two-part global, randomised, double-blind, multicentre phase III trial of patients with primary advanced or recurrent endometrial cancer. Part 1 is evaluating dostarlimab plus carboplatin-paclitaxel followed by dostarlimab versus carboplatin-paclitaxel plus placebo followed by placebo. Part 2 is evaluating dostarlimab plus carboplatin-paclitaxel followed by dostarlimab plus niraparib versus placebo plus carboplatin-paclitaxel followed by placebo.

In Part 1, the dual-primary endpoints are investigator-assessed PFS based on the Response Evaluation Criteria in Solid Tumours v1.1 and OS. The statistical analysis plan included pre-specified analyses of PFS in the mismatch repair deficient (dMMR)/microsatellite instability-high (MSI-H) and overall populations and OS in the overall population. Pre-specified exploratory analyses of PFS and OS in the MMRp/MSS population and OS in the dMMR/MSI

H populations were also performed. RUBY Part 1 included a broad population, including histologies often excluded from clinical trials and had approximately 10% of patients with carcinosarcoma and 20% with serous carcinoma.

In Part 2, the primary endpoint is investigator-assessed PFS in the overall population, followed by PFS in the MMRp/MSS population, and OS in the overall population is a key secondary endpoint. Additional secondary endpoints in Part 1 and Part 2 include PFS per blinded independent central review, PFS2, overall response rate, duration of response, disease control rate, patient-reported outcomes, and safety and tolerability.

RUBY is part of an international collaboration between the European Network of Gynaecological Oncological Trial groups (ENGOT), a research network of the European Society of Gynaecological Oncology (ESGO) that consists of 22 trial groups from 31 European countries that perform cooperative clinical trials, and the GOG Foundation, a non-profit organisation dedicated to transforming the standard of care in gynaecologic oncology.

About Jemperli (dostarlimab)
Jemperli, a programmed death receptor-1 (PD-1)-blocking antibody, is the backbone of GSKÕs ongoing immuno-oncology-based research and development programme. A robust clinical trial programme includes studies of Jemperli alone and in combination with other therapies in gynaecologic, colorectal and lung cancers, as well as where there are opportunities for transformational outcomes.

In the US, Jemperli is indicated in combination with carboplatin and paclitaxel, followed by Jemperli as a single agent for the treatment of adult patients with primary advanced or recurrent endometrial cancer. This includes patients with MMRp/MSS and dMMR/MSI-H tumours. Jemperli is also approved as a single agent for adult patients with dMMR recurrent or advanced endometrial cancer, as determined by a US FDA-approved test, that has progressed on or following a prior platinum-containing regimen in any setting and are not candidates for curative surgery or radiation. Additionally, Jemperli is indicated in the US for patients with dMMR recurrent or advanced solid tumours, as determined by a US FDA-approved test, that have progressed on or following prior treatment and who have no satisfactory alternative treatment options. The latter indication is approved in the US under accelerated approval based on tumour response rate and durability of response. Continued approval for this indication in solid tumours may be contingent upon verification and description of clinical benefit in a confirmatory trial(s).

Jemperli was discovered by AnaptysBio, Inc. and licensed to TESARO, Inc., under a collaboration and exclusive license agreement signed in March 2014. Under this agreement, GSK is responsible for the ongoing research, development, commercialisation, and manufacturing of Jemperli and cobolimab (GSK4069889), a TIM-3 antagonist.

Please see accompanying US Prescribing Information: https://gskpro.com/content/dam/global/hcpportal/en_US/Prescribing_Information/Jemperli/pdf/JEMPERLI-PI-MG.PDF.

GSK in oncology
Oncology is an emerging therapeutic area for GSK where we are committed to maximising patient survival with a current focus on haematologic malignancies, gynaecologic cancers and other solid tumours through breakthroughs in immuno-oncology and tumour-cell targeting therapies.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Dan Smith	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D ÒRisk factorsÓ in GSKÕs Annual Report on Form 20-F for 2023, and GSKÕs Q2 Results for 2024.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

References

[1] Powell MA, Bj¿rge L, Willmott L, et al. Overall survival in patients with endometrial cancer treated with dostarlimab plus carboplatin-paclitaxel in the randomized ENGOT-EN6/GOG-3031/RUBY trial, Annals of Oncology.2024. doi: https:// doi.org/10.1016/j.annonc.2024.05.546.
[2] Faizan U, Muppidi V. Uterine Cancer. [Updated 2022 Sep 5]. In: StatPearls [Internet]. Treasure Island (FL): StatPearls Publishing; 2022 Jan. Available at: www.ncbi.nlm.nih.gov/books/NBK562313/.
[3] Sung H, Ferlay J, Siegel R, et al. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA Cancer J Clin. 2021;71(3):209-249. doi:10.3322/caac.21660
[4] International Research on Cancer. Global Cancer Observatory. Cancer Tomorrow. Gco.iarc.fr/tomorrow/en/dataviz/. Accessed 12 Jun 2024.
[5] CMP: CancerMPact¨ Patient Metrics Mar-2023, Cerner Enviza. Available at www.cancermpact.com. Accessed 12 Jun 2024.
[6] Based on CMP:CancerMPact¨ [Patient Metrics], Cerner Enviza. Available from www.cancermpact.com. Accessed 12 Jun 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: August 02, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc